Exhibit 99.1

WIMI Hologram Cloud Inc Announces Receipt of Minimum Bid Price Notice from Nasdaq and Scheduled Reverse Share Split

BEIJING, April 10, 2025

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading AR services provider in China, today announced that it has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated April 8, 2025, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s security was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

In the event the Company does not regain compliance with the minimum bid price requirement by October 6, 2025, the Company must submit, no later than the expiration date of October 6, 2025, a transfer application to NASDAQ to listing on the NASDAQ Capital Market. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other applicable initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. As part of the NASDAQ review process, NASDAQ will make a determination of whether they believe the Company will be able to cure this deficiency. Should NASDAQ conclude that the Company will not be able to cure the deficiency, or should the Company determine not to submit a transfer application or make the required representation, NASDAQ will provide notice that WIMI’s securities will be subject to delisting.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

Reverse Share Split

As previous disclosed, on March 25, 2025, in an Extraordinary General Meeting of the Shareholders, the shareholders of WiMi approved the proposed 1-for-20 reverse share split and increase of authorized share capital. The Company announced the results of Extraordinary General Meeting by way of press release on March 27, 2025.

Effective as of the commencement of trading on April 14, 2025, the reverse share split will consolidate every twenty (20) existing ordinary shares into one (1) new ordinary share. This corporate action will result in a proportionate reduction in the total number of WiMi’s outstanding ordinary shares.

The Board of Directors of the Company noted that one of the reasons for effecting the Reverse Share Split is to facilitate the Company’s adherence to the Nasdaq minimum bid price requirement.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.